4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001055251
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Jabil Circuit, Inc.
  0000898293
  <IRS-NUMBER>38-188-6260
</SUBJECT-COMPANY>
<PERIOD>04/10/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sansone, Thomas A.
   10560 Dr. Martin Luther King Street


   St. Petersburg, FL  33716
2. Issuer Name and Ticker or Trading Symbol
   Jabil Circuit, Inc. (JBL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/10/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     620,250        I  Life's Requite, I
                                                                                                                   nc.
Common Stock                                  04/10/03    S        8,100         D  $17.6500                    I  TASAN Ltd Partnrs
                                                                                                                   hip (1)
Common Stock                                  04/10/03    S        1,900         D  $17.6700                    I  TASAN Ltd Partnrs
                                                                                                                   hip
Common Stock                                  04/10/03    S        5,000         D  $17.7500                    I  TASAN Ltd Partnrs
                                                                                                                   hip
Common Stock                                  04/10/03    S        9,300         D  $17.7700                    I  TASAN Ltd Partnrs
                                                                                                                   hip
Common Stock                                  04/10/03    S        5,000         D  $17.7800                    I  TASAN Ltd Partnrs
                                                                                                                   hip
Common Stock                                  04/10/03    S        1,300         D  $17.8400                    I  TASAN Ltd Partnrs
                                                                                                                   hip
Common Stock                                  04/10/03    S        1,000         D  $17.8500                    I  TASAN Ltd Partnrs
                                                                                                                   hip
Common Stock                                  04/10/03    S        1,400         D  $17.8600                    I  TASAN Ltd Partnrs
                                                                                                                   hip
Common Stock                                  04/10/03    S        3,000         D  $17.9000     4,431,600      I  TASAN Ltd Partnrs
                                                                                                                   hip

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
TAS Management, Inc., of which Mr. Sansone is the president, is the sole general partner of TASAN Limited Partnership.
-
Mr. Sansone is a director of Life's Requite, Inc., a private charitable foundation, and may be deemed to have shared voting and disp ositive power over shares held by the foundation.

SIGNATURE OF REPORTING PERSON
/S/ By: Robert L. Paver, Attorney-in-Fact
    For: Thomas A. Sansone
DATE 04/11/03